Exhibit 99.4

NOTICE TO MEMBERS OF

THE BOARD OF TRADE OF THE CITY OF CHICAGO, INC.

IN THE STATES OF ARIZONA, FLORIDA, IOWA, MAINE, NEW HAMPSHIRE,

NEW JERSEY, NORTH CAROLINA, OKLAHOMA, OREGON, TEXAS AND UTAH

Dear Member:

ABN AMRO Financial Services, Inc. has been engaged by the Board of Trade of the City of Chicago, Inc. (the “CBOT”) and by CBOT Holdings, Inc. (“CBOT Holdings”) to act on their behalf in its capacity as a registered broker-dealer in the above-referenced states in connection with the proposed restructuring of the CBOT. We are acting in this capacity as a result of certain requirements under the securities law of these states.

On behalf of the CBOT and CBOT Holdings we are transmitting to you the enclosed proxy statement and prospectus of the CBOT describing the terms and conditions of the restructuring transactions, along with a proxy ballot to Full and Associate Members of the CBOT. Please refer to the enclosed materials for a detailed description of the proposed restructuring transactions. To the extent that the CBOT or CBOT Holdings prepares any additional soliciting materials in connection with the proposed restructuring transactions, those materials will also be distributed to you through us, acting in our capacity as a registered broker-dealer in the above-referenced states.

If you have any questions concerning the materials enclosed herewith, you may contact us toll-free at (800) 554-5507.

ABN AMRO Financial Services, Inc. Member NASD/SIPC

Products offered through ABN AMRO Financial Services, Inc., member NASD/SIPC and a licensed insurance agency, are not insured by the Federal Deposit Insurance Corporation (FDIC) or any government agency, are not deposits, or other obligations of, or guaranteed by the bank or its affiliates, and are subject to investment risks, including possible loss of the principal amount invested.